TRICO MARINE SERVICES, INC.

EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratios)
						Three months
						ended
	Years ended December 31,					March 31,

	1996	1997	1998	1999 (1)	2000 (2)	2001

Net income (loss)	$9,974	$35,299	$25,280	$(33,410)	$(12,722)	$1,963

Extraordinary item, net of taxes	917	-	-	1,830	(715)	-

Income tax expense (benefit)	5,814	18,982	11,804	(15,785)	(5,332)	1,000

Earnings (loss) from continuing operations before income taxes	$16,705	$54,281	$37,084	$(47,365)	$(18,769)	$2,963

Fixed charges

Interest on long-term debt expensed	$2,282	$7,994	$27,696	$31,987	$29,883	$6,717

Interest on long-term debt capitalized	-	421	3,271	1,206	-	-

Amortization of deferred financing costs	197	372	1,784	1,632	1,388	337

Estimated portion of rental expense attributable to interest	18	15	60	72	65	16

Total fixed charges	$2,497	$8,802	$32,811	$34,897	$31,336	$7,070

Earnings (loss) from continuing operations before income taxes and fixed charges,except capitalized interest	19,202	$62,662	$66,624	$(13,674)	$12,567	$10,033

Ratio of earnings to fixed charges	7.7	7.1	2.0	-	-	1.4

(1) Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $48.6 million.

(2) Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $18.8 million.